United States securities and exchange commission logo





                          July 20, 2020

       Lei Liu
       Chief Executive Officer
       China Jo-Jo Drugstores, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City
       People's Republic of China 310008

                                                        Re: China Jo-Jo
Drugstores, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 14, 2020
                                                            File No. 333-239852

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Elizabeth F. Chen